BFI Canada Ltd.

135 Queens Plate Drive, Suite 300

Toronto, Ontario  M9W 6V1

CANADA

February 13, 2009

VIA EDGAR and FACSIMILE

Division of Corporation Finance,

Office of International Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BFI Canada Ltd. (Registration No. 333-154438);
Application for Withdrawal of Registration Statement on Form F-10

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the United States Securities Act of 1933, as amended (the “Securities Act”), BFI Canada Ltd. (the “Registrant”) hereby requests the withdrawal, effective immediately, of that Registration Statement on Form F-10, together with all exhibits thereto, (File Number 333-154438), originally filed by Registrant with the U.S. Securities and Exchange Commission (the “Commission”) on October 17, 2008 (the “Registration Statement”).

The Registrant decided not to pursue registration of their securities at this time and have requested that the Registration Statement be withdrawn. No securities have been sold in connection with the Registration Statement. Accordingly, the Registrant requests an order granting the withdrawal of the Registration Statement be issued by the Commission effective as of the date hereof or at the earliest practicable date hereafter.

If you have any questions, please contact Thomas J. Cowee, Chief Financial Officer at (416) 741-5221.

Sincerely,

BFI Canada Ltd.

By:	/s/ Thomson J. Cowee
Name:	Thomas J. Cowee
Title:	Chief Financial Officer